February 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Slam Corp.

Registration Statement on Form S-1

Filed February 4, 2021, as amended

File No. 333-252727

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned as representatives of the underwriters hereby join in the request of Slam Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 22, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 2,250 copies of the Preliminary Prospectus dated February 4, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

BTIG, LLC

By:	/s/ Joseph Passaro
Name:Joseph Passaro
Title: Managing Director